Financial Statements of

EMPIRE PETROLEUM CORPORATION

Year ended December 31, 2000

Independent Auditors' Report

To the Directors of

Empire Petroleum Corporation:

We have audited the balance sheet of Empire Petroleum Corporation as at December 31, 2000 and the statements of operations and deficit and cash flows for the two month period to December 31, 2000. These financial statements are the responsibility of the corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements referred to above present fairly, in all material respects, the financial position of the corporation as at December 31, 2000 and the results of its operations and cash flows for the two month period to December 31, 2000 in confirmity with United States generally accepted accounting principles.

(Signed) KPMG LLP

Chartered Accountants

Calgary, Canada

February 21, 2001

Empire Petroleum corporation

Balance Sheet

As at December 31, 2000

(United States Dollars)

Assets
Current assets:
Cash	$ 465,260
Prepaid drilling costs	297,812
Accounts receivable	57,453
820,525
Capital assets, at cost (note 3)	147,949
$ 968,474

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable (note 7)	$ 564,004
Shareholders’ equity:
Share capital (note 4)	410,221
Deficit	(5,751)
404,470
Commitments (note 6)
Subsequent event (note 10
$ 968,474

See accompanying notes to financial statements.

Approved on behalf of the Board:

(Signed) Tom Jacobsen Director

(Signed) John McGrain Director

Empire Petroleum corporation

Statement of Operations and Deficit

For the two month period to December 31, 2000

(United States Dollars)

General and administrative costs	$ 5,751
Net loss and deficit for the period	$ 5,751

Statement of Cash Flows

For the two month period to December 31, 2000

(United States Dollars)

Cash provided by (used in):
Operations:
Net loss	$ (5,751)
Cash flow from operations	(5,751)

Financing:
Issue of common shares	410,221

Investment:
Expenditures on capital assets	(147,949)
Change in non-cash working capital (note 8)	208,739
60,790

Change in cash and cash, end of period	$ 465,260

See accompanying notes to financial statements.

Empire Petroleum corporation

Notes to Financial Statements

For the two month period to December 31, 2000

(United States Dollars)

1. Incorporation and amalgamation:

Empire Petroleum Corporation (the "Corporation") was incorporated under the laws of the State of Delaware on December 13, 1996. On November 1, 2000, the Corporation commenced operations and began drilling and developing oil and gas properties in Wyoming. These financial statements are prepared in accordance with United States generally accepted accounting standards.

2. Significant accounting policies:

(a) Basis of presentation:

The Corporation’s activities during the two month period to December 31, 2000 are related to acquisition of, exploration for and development of petroleum and natural gas properties. The Corporation follows the full cost method of accounting for petroleum and natural gas operations. The Corporation’s current activities are considered to be in the pre-production state. All costs associated with such activities have been included as deferred petroleum and natural gas properties as a component of capital assets (note 3). The Corporation reviews this investment periodically for impairment. The ultimate recovery of the Corporation’s investment is dependent upon the discovery of petroleum and natural gas reserves in commercial quantities. All deferred costs will be transferred to the Corporation’s single United States cost centre when production at commercial levels are attained.

Once commercial production is attained, all future costs of exploring for and developing petroleum and natural gas properties and related reserves will be capitalized into this cost centre. Such costs include those related to lease acquisition, geological and geophysical activities, lease rentals on non-producing properties, drilling of productive and non-productive wells, tangible production equipment, and that portion of general and administrative expenses directly attributable to exploration and development activities. Proceeds received from the disposal of properties are normally deducted from the full cost pool without recognition of a gain or loss. When a significant portion of properties is sold, a gain or loss is recorded and reflected in the statement of earnings.

Depletion of petroleum and natural gas properties and depreciation of production equipment are calculated using the unit-of-production method based upon estimated proved reserves, before royalties, as determined by an independent engineer. For purposes of the calculation, natural gas reserves and production are converted to equivalent volumes of petroleum based upon relative energy content.

2. Significant accounting policies:

(a) Basis of presentation (continued):

The Corporation annually applies a "ceiling test" wherein the carrying value of petroleum and natural gas properties and related facilities, net of future or deferred income taxes, is limited to the present value of after-tax future net revenue from proven reserves, discounted at 10 percent (based on prices and costs at the balance sheet date), plus the lower of cost and fair value of unproven properties.

Substantially all of the Corporation’s exploration and development activities are conducted jointly with others and, accordingly, the financial statements reflect only the Corporation’s proportionate interest in such activities.

(b) Future site restorations and abandonment costs:

Once full commercial production is achieved, the Corporation will make a provision for future site restoration and abandonment costs, based on the unit-of-production method. The provision will be included in depletion, depreciation and amortization in the statement of earnings, and recorded as a reduction of capital assets on the balance sheet.

(c) Income taxes:

Deferred income taxes are determined using the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(d) Measurement uncertainty:

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and expenses for the period reported. Actual results could differ from those estimates.

3. Capital assets:

	Cost	Accumulated Depletion	Net BookValue
Petroleum and natural gas assets	$ 147,949	$ -	$ 147,949

4. Share capital:

(a) Authorized:

Unlimited number of common shares.

(b) Issued and outstanding:

	Number of Shares	Amount
For cash as initial private capital	279,070	$ 410,221
Balance, end of period	279,070	$ 410,221

5. Income taxes:

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2000 are as follows:

Tax expenses (benefit) computed by applying statutory rate for net operating loss carryforward	$ (2,300)
Valuation allowance	2,300
Net deferred income tax	$ -

6. Commitments:

The Corporation has entered into a Farmout Agreement with Americomm Resources Corporation ("Americomm"). Pursuant to this agreement the Corporation has committed to drill one well to earn a 50% production interest in 100,000 acres of land in the State of Wyoming. The costs to drill and complete the well is estimated at approximately $1.9 million of which $0.4 million was incurred at December 31, 2000. The Corporation’s share of these costs is approximately 33 percent.

7. Related party transactions:

Certain shareholders provide exploration and drilling services to the Corporation on terms similar to transactions with unrelated parties. During the year, $26,400, of which $5,600 is included in accounts payable, of exploration and drilling services were charged to the Corporation and their proportionate share is included in capital assets.

8. Change in non-cash working capital:
Prepaid drilling costs	$ (297,812)
Accounts receivable	(57,453)
Accounts payable	564,004
$ 208,739

9. Financial instruments:

The fair values of accounts receivable and accounts payable approximate their carrying value due to their short-term nature.

10. Subsequent event:

On January 5, 2001, the Corporation purchased 375,000 common shares of Americomm at $0.40 per share for total consideration of $150,000, pursuant to the Farmout Agreement dated November 15, 2000.